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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Global Sources Ltd.
(Name of Issuer)
COMMON SHARES, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
G39300 10 1
(CUSIP Number)
Joel Simon, Esq.
Paul, Hastings, Janofsky & Walker (Europe) LLP
96 Boulevard Haussmann
75008 Paris
France
+ 33 1 42 99 04 45
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G39300 10 1

1	NAMES OF REPORTING PERSONS Hung Lay Si Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,045,006

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		26,921,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,921,757

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.5%(based on 40,454,257 Common Shares outstanding on January 1, 2009)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G39300 10 1

1	NAMES OF REPORTING PERSONS Hill Street Trustees Limited, as Trustee of the Quan Gung ‘86 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Island of Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,045,006

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		26,921,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,921,757

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.5%(based on 40,454,257 Common Shares outstanding on January 1, 2009)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G39300 10 1
This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 3 to Schedule 13D amends and supplements:
•	Schedule 13D, dated April 20, 2000, as amended by Schedule 13D/A (Amendment No. 1), dated December 8, 2003 and by Schedule 13D/A (Amendment No. 2), dated October 5, 2008, in each case as filed with the Securities and Exchange Commission; except as amended hereby, the Schedule 13D, as amended by Schedule 13D/A (Amendment No 1) and by Schedule 13D/A (Amendment No. 2) remains in effect.

Item 4.	Purpose of Transaction.
The purpose of the transaction was to reduce our ownership of Common Shares in exchange of cash proceeds by tendering shares into the Issuer’s offer announced on November 21, 2008 which closed on December 2008, to purchase for cash up to 6,250,000 Common Shares at a price of $8.00 per Common Share (the “Tender Offer”).

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Common Shares reported to be beneficially owned by each Reporting Person is based upon 40,454,257 Common Shares outstanding, which is the total number of Common Shares outstanding on January 1, 2009 as disclosed by the Issuer.
Pursuant to the Tender Offer, Hung Lay Si tendered 1,529,832 Common Shares that were accepted for payment.
As of the close of business on January 1, 2009, Hung Lay Si has beneficial ownership of 8,045,006 Common Shares, representing approximately 19.9% of the Common Shares outstanding on January 1, 2009 and in respect of which it has voting and dispositive power. These shares are comprised of (i) 16,035,388 Common Shares acquired by Hung Lay Si pursuant to an exchange agreement dated April 14, 2000, minus (ii) 13,667,132 Common Shares sold by Hung Lay Si to Mr. Merle A. Hinrichs on November 27, 2003, plus (iii) 1,206,582 Common Shares acquired from time to time by Hung Lay Si in the open market subsequent to November 27, 2003, plus (iv) 6,000,000 Common Shares acquired by Hung Lay Si in the 2008 Transfer and the 2008 Sale and minus (v) 1,529,832 Common Shares tendered by Hung Lay Si and accepted for payment in the Tender Offer. Hill Street has shared voting and dispositive power with Hung Lay Si with respect to those 8,045,006 Common Shares by virtue of its authority to vote and to dispose of the shares of Hung Lay Si owned by the Trust. As of the close of business on January 1, 2009, Hung Lay Si has shared dispositive power over an additional 18,876,751 Common Shares directly owned by Mr. Hinrichs as of January 1, 2009, comprised of (i) 6,455,283 Common Shares pledged by Mr. Hinrichs to Hung Lay Si, plus (ii) 16,011,057 Common Shares purchased by Mr. Hinrichs from Hung Lay Si and minus (iii) 3,589,589 Common Shares that were tendered by Mr. Hinrichs and accepted for payment in the Tender Offer, representing approximately 46.7% of the Common Shares outstanding on January 1, 2009, by virtue of Hung Lay Si having rights of first refusal under certain circumstances in respect of sales by Mr. Hinrichs of such Common Shares. Hill Street has shared dispositive power with respect to those 18,876,751

CUSIP No.	G39300 10 1
Common Shares both by virtue of its authority to vote and to dispose of shares of Hung Lay Si owned by the Trust and by virtue of it having the same rights of first refusal as does Hung Lay Si. See Item 6. The aggregate number of Common Shares of which Hung Lay Si and Hill Street have beneficial ownership is 26,921,757, representing approximately 66.5% of the Common Shares outstanding on January 1, 2009.
(b) The Reporting Persons have shared power with each other to vote the 8,045,006 Common Shares directly owned by Hung Lay Si reported in this Schedule 13D. Each partner of the Mourant Group identified in Item 2 may be deemed to have shared voting power with each other and with the Reporting Persons over these Common Shares as a result of his or her position with the Mourant Group.
The Reporting Persons have shared dispositive power with each other over the 26,921,757 Common Shares reported in this Schedule 13D. Each partner of the Mourant Group identified in Item 2 may be deemed to have shared dispositive power with each other and with the Reporting Persons over these Common Shares as a result of his or her position with the Mourant Group.
The Reporting Persons may be deemed to be members of a “group” with Mr. Hinrichs by virtue of having certain rights of first refusal in respect of sales by Mr. Hinrichs of 18,876,751 Common Shares owned by Mr. Hinrichs as of January 1, 2009. See Item 6.
(c) No transaction in the Common Shares of the Reporting Persons was effected during the past sixty days by the Reporting Persons.
(d) Except as described in the penultimate sentence of the second paragraph of Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.
(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.
1. Joint Filing Agreement (filed with Amendment No.2 to Schedule 13D).

CUSIP No.	G39300 10 1
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009	HILL STREET TRUSTEES LIMITED, as trustee of the Quan Gung ‘86 Trust
	By:	/s/ Alan Richard Binnington
		Name:	Alan Richard Binnington
		Title:	Director

HUNG LAY SI CO. LTD.
	By:	/s/ Alan Richard Binnington
		Name:	Alan Richard Binnington
		Title:	Director